

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 2, 2018

Stephen A. Nolan
Chief Executive Officer
Hudson Global, Inc.
1325 Avenue of the Americas
New York, NY 10019

> **Re: Hudson Global, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 25, 2018**
> **File No. 000-50129**

Dear Mr. Nolan:

We have reviewed your filing and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please tell us why the Sale Resolution proposal is not unbundled into three separate proposals. Provide your analysis under Rule 14a-4(a)(3) and (b)(1). Refer to our Compliance and Disclosure Interpretations 101.01 and 101.02 dated January 24, 2014 (regarding unbundling under Rule 14a-4(a)(3) generally).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any questions.

Division of Corporation Finance
Office of Telecommunications